FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 14, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit      Description

No. 1 RNS Announcement, re: October Output Statement dated 14 November 2003





British Energy plc

14 November 2003



Clarification to October Output Statement

Further to the October output statement released yesterday, British Energy wishes to clarify the statement on 2003/4 nuclear output which should read:

2003/04 UK Nuclear Output

At the outset of the year, the Company's forecast for total UK nuclear output for the current financial year was approximately 67 TWh after establishing a reserve for unplanned outages in excess of 8 TWh. The figure of approximately 5 TWh, previously stated, excluded a provision for minor station losses. Based on outages to date and the Company's current expectations as to the return to service of Sizewell B and Heysham 1, the remaining reserve for unplanned outages is in excess of 2 TWh.

Furthermore, having now substantially completed the outage programme for the current financial year, the overall operational risk is expected to be lower.

CONTACTS
Andrew Dowler                          020 7831 3113       (Media Enquiries)
Paul Heward                            01355 262 201       (Investor Relations)


Find this News Release on our web-site: www.british-energy.com




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 14, 2003                    BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations